Hartford Life Insurance Company 200 Hopmeadow Street
Simsbury, CT 06089

Guaranteed Minimum Withdrawal Benefit Endorsement

This endorsement is issued as part of the contract to which it is attached. This endorsement is effective on the date it is issued to you. Except where this endorsement provides otherwise, it is subject to all of the conditions and limitations of the Contract.

This endorsement modifies the Contract and the Guaranteed Minimum Withdrawal Benefit rider and provides the condition for You to designate Your spouse as a Covered Life without naming that spouse as a Beneficiary.

The following definition replaced the definition ‘Covered Life’ in the Guaranteed Minimum Withdrawal Benefit rider.

Covered Life - The Contract Owner (provided the Contract Owner is a natural person) and the Contract Owner’s spouse (provided the spouse is a joint Contract Owner or Beneficiary who is eligible for spousal continuance). The Annuitant (provided the Contract Owner is not a natural person) and the Annuitant's spouse (provided the spouse is a Beneficiary who is eligible for spousal continuance). We reserve the right to allow the designation of the Annuitant’s spouse as a Covered Life without being a Beneficiary provided that the non-natural custodial Contract Owner may elect spousal continuance on behalf of the Annuitant’s spouse.

Signed for Hartford Life Insurance Company
[

]

HL-GMWBE-12    Printed in U.S.A.
V0F759.FRM